UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 23, 2009
Commission File Number 1-15200

StatoilHydro ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on July 23, 2009, entitled "StatoilHydro (OSE:STL; NYSE:STO) IFRS accounting effects in the second quarter from change in functional currency.”.

StatoilHydro (OSE:STL; NYSE:STO) IFRS accounting effects in the second quarter from change in functional currency.

For the second quarter 2009, the reported “Net foreign exchange loss” in the “Net financial items” for the Group is expected to be NOK 0.1 billion.

Without the changes in functional currency, effective from 1 January 2009, the reported “Net foreign exchange loss” in the “Net financial items” for the Group would have been a “Net foreign exchange gain” of approximately NOK 3.6 billion in the second quarter 2009.The tax cost related to the NOK 3.6 billion is estimated to be NOK1.3 billion, which will be reflected in the financial statement.

In future quarters StatoilHydro will publish information on exchange loss/gain on its website www.statoilhydro.com/en/investorcentre   prior to publishing the result.
For the second quarter 2009 StatoilHydro will supplement the management discussion and analysis (md&a) with a discussion of adjusted earnings after tax.

Contact persons:

Investor Relations:
Morten Sven Johannessen +47 909 34148  (cell)

Investor Relations in the US:
Geir Bjørnstad +1 203 978 6950 / +1 203 570 5757 (cell)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOILHYDRO ASA (Registrant)
Dated: July 23, 2009	By:	___/s/ Eldar Sætre Name: Eldar Sætre Title: Chief Financial Officer